Exhibit 991.

DJSP Enterprises, Inc. Announces Agreement to Acquire Timios, Inc., Expand Presence into 38 States

Adds Established National Title Insurance Agency with Multiple Locations Across the US for Expansion of Cyclical
Products and Services to the Real Estate and Mortgage Industries

PLANTATION, Fla., April 19, 2010 /PRNewswire-FirstCall/ -- DJSP Enterprises, Inc. (NASDAQ: DJSP, DJSPW, DJSPU), one of the largest providers of processing services for the mortgage and real estate industries in the United States, today announced it has signed a definitive agreement to acquire Timios, Inc., a national title insurance and settlement services company. Timios is a licensed title insurance and escrow agent operating in 38 States. Headquartered in Westlake Village, CA, with additional offices in Houston and Plano, Texas, Timios will provide DJSP Enterprises the capability to provide its customers a balanced portfolio of services including new loan origination, refinance and national REO closing and title.   Additionally, Timios handles national loss mitigation services and pre-foreclosure title products from its multiple locations strategically placed for time-zone sensitive fulfillment.

Management expects that Timios, which uses advanced technology to produce a paperless environment, will aid DJSP Enterprises in its commitment to provide its customers with enhanced customer service in all lines of its business as it expands nationally. Timios presently services purchase money, refinance, reverse mortgage, REO and Deed-In-Lieu transactions for some of the largest lenders and servicers nationwide.  Last year, Timios closed in excess of $500 million in residential real estate mortgage transactions, and as forecasted, is expected to more than double the volume in 2010.  In addition, Timios has the capability to offer complete title searches for DJSP Enterprises’ growing REO liquidation business and loss mitigation business outside of Florida.

DJSP Enterprises will maintain Timios’ three offices while consolidating operations and back-office functions to streamline and reduce expenses.

David J. Stern, Chairman and Chief Executive Officer of DJSP Enterprises commented, “This acquisition significantly expands our capacity to effectively handle national services for our current client base.  In addition it will support our cyclical expansion into other lines of the mortgage services business. In particular, our capacity to process national REO closings, refinance transactions, short-sale transactions, Deed in Lieu transactions, property reports, resale transactions, and multiple valuation products will be meaningfully expanded. Timios provides licenses for full settlement services in 38 states and we expect to obtain licenses in at least two additional states before the end of this year.

This acquisition further demonstrates our commitment to becoming the leading cyclical provider of products and services to the real estate and mortgage industries.”

“This transaction represents a great marriage of strengths and assets,” said Trevor Stoffer, president and CEO of Timios, Inc. “Our management teams could not ignore the obvious benefits to both organizations. DJSP Enterprises’ growth in the foreclosure space and our best in class technology and servicing of originations will create a very balanced portfolio. In addition, the financial support from DJSP Enterprises will allow Timios to grow from a boutique services company to a major player in settlement services with a complete offering for lenders.”

DJSP Enterprises will acquire Timios for $1.5 million in cash, 200,000 ordinary shares of DJSP Enterprises, and up to 100,000 ordinary shares of DJSP Enterprises to be earned upon achievement of defined performance metrics. Timios had revenue of $5.05 million for the last 12 months and DJSP Enterprises expects this acquisition to be accretive to earnings by the 3rd Quarter 2010.

The closing of the acquisition is subject to customary due diligence, closing conditions and regulatory approvals.

About DJSP Enterprises, Inc.

DJSP Enterprises is the largest provider of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States. The Company provides a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services. The Company's principal customer is the Law Offices of David J. Stern, P.A. whose clients include all of the top 10 and 17 of the top 20 mortgage servicers in the United States, many of which have been customers for more than 10 years. The Company has approximately 1,000 employees and contractors and is headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky and San Juan, Puerto Rico. The Company's U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines that provides data entry and document preparation support for the U.S. operation

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about DJSP Enterprises, Inc. and Timios, Inc. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions; changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving the Company or its affiliates, which, because of the nature of the Company's business, have happened in the past to the Company and the Law Offices of David J. Stern, P.A.; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company's ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable SEC rules and regulation, many of which the Company will have to comply with for the first time after the closing of the business combination; geopolitical events and changes, as well as other relevant risks detailed in the Company's filings with the U.S. Securities and Exchange Commission, (the "SEC"), including its report on Form 20-F for the period ended December 31, 2009, in particular, those listed under “Item 3. Key Information - Risk Factors.” The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

Company Contact:
David J. Stern
Chairman and CEO
DJSP Enterprises, Inc.
Phone: 954-233-8000, ext. 1113
Email: dstern@dstern.com

or

Kumar Gursahaney
Executive Vice President andCFO
DJSP Enterprises, Inc.
Phone: 954-233-8000, ext. 2024
Email: kgursahaney@dstern.com

Investor Contact:
Hayden IR
Cameron Donahue
Phone: 651-653-1854
Email: cameron@haydenir.com